707 Cayman Holdings Ltd

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon, Hong Kong

December 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	707 Cayman Holdings Ltd
Amendment No. 2 Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-281949

Ladies and Gentlemen:

We have received your comments dated December 12, 2024 to Amendment No. 2 Registration Statement on Form F-1 and our prior response letter filed on November 14, 2024. We have restated your prompts and provided our replies below.

Amendment No. 2 to Form F-1 filed November 14, 2024

General

1.	You state in your October 18, 2024 and November 14, 2024 response letters that the Resale Shareholders represented that they purchased the shares “for investment intent” and “purchased their shares with no present intent to distribute any shares.” However, we note that:

●	the Resale Shareholders purchased the shares from JEM, as opposed to investing capital in the company,
●	the Resale Shareholders purchased the shares three weeks before the company submitted its draft registration statement,
●	the Resale Shareholders purchased the shares based in part on an agreement with the company that “they would be permitted to sell their shares as resale shareholders in our initial public offering,”
●	at the time of the purchase, the company negotiated with Goldstone and Long Vehicle to enter into leak-out agreements in anticipation of and on “terms to be determined as deemed appropriate at the time of the [initial public] offering,”
●	most of the shares being offered for resale by the Resale Shareholders were acquired in October and “not as an additional investment into the Company,” and
●	most of the shares being offered for resale by the Resale Shareholders were acquired as part of the reorganization, which was undertaken in preparation for the initial public offering and resale offering, in which the Resale Shareholders plan to liquidate 100% of their holdings.

These factors suggest that the Resale Shareholders may have had, at the time of purchase, an intent to liquidate their holdings in a public offering. Please advise.

We respectfully submit that the Resale Shareholders acquired their shares in the Company on March 19, 2024 and March 20, 2024 and that the Resale Shareholders did not acquire any additional investment interest in the Company during the reorganization that took place in October. As outlined in detail in response to question 2 below, the proportional holdings amongst the shareholders remained exactly the same and the Resale Shareholders retained the same interest in the Company and made no additional investment in funds as the shares were issued at par value.

The background is as follows: the proposed offering by the Company of 1,750,000 new shares in the IPO was determined based on the valuation analysis of the Company undertaken in August of 2024 and the proceeds that the Company intended to raise. It was at this time that additional shares were issued to the existing shareholders of the Company so as to maintain their pro rata percentage in the Company prior to the IPO and in anticipation of the dilution by the issuance of the 1,750,000 new shares. Otherwise, the issue of the 1,750,000 will dilute the existing shareholders. This issuance of the new shares was effectively a forward split, as is commonly done prior to IPOs to maintain a certain percentage shareholding by shareholders after an offering in reflection of a valuation analysis. As such, we believe that the deemed date of issuance for the shares being offered by the Resale Shareholders was the date the investment was made, which was March 2024, and not October 2024.

The rationale for the Resale Shareholders acquiring their shares in the Company from JME was determined by negotiation between the investors and the Company. The decision to sell shares from JME provided Mr. Cheung with some cash liquidity, which in turn could be lent by JME to the Company interest free for the payment of fees and expenses in connection with the listing of the Company on Nasdaq. This enabled the Company to retain its funds for business and working capital requirements and draw on the loan on an as-needed basis. It was further deemed beneficial to have a more diverse shareholder base, which was accomplished by JME divesting part of its controlling interest as an affiliate as the shares purchased from JME would be held by the unaffiliated Resale Shareholders.

Discussions on the acquisition of shares from JME took place several months before the actual date of acquisition of the shares in the Company and well before the submission of the draft registration statement. Once the structure of the purchase of shares was determined, the Company, as the parent of the existing operating company, was incorporated, after which JME was issued its shares in the Company and then the sale by JME to the Resale Shareholders took place. The Resale Shareholders then formalized their investment in the Company in the weeks prior to the Company submitting the draft registration statement.

We respectfully note that while there was an understanding that the Resale Shareholders would at some point be in a position to sell their interest in the Company, it was never contemplated that those shares be part of the underwritten initial public offering. The decision to allow the Resale Shareholders to include shares to be offered for resale was also made in consideration of needing to meet the public float requirement of $15 million, as is required to be listed on Nasdaq. By including shares of the Resale Shareholders in a resale offering, the shares offered for resale can be included in the public float calculation since the Resale Shareholders are not affiliates. Without having shares in the resale offering, the Company could not meet the public float requirements. Further, because the shares are being offered solely through the resale offering, there is no certainty of sale, and since certain of the Resale Shareholders have a lock up arrangement, immediate resale is not possible, even if there were buyers that were willing to purchase the shares.

While the parties discussed the expectation that there would lock up or leak out provisions, the specific terms were not expressly negotiated. And while the Resale Shareholders did make an investment in the Company in the expectation that at some point they could divest their shares, there was no certainty as to the timing, nor was there specificity as to the terms, or any assurance that such offering would ever happen at all, and as such there was significant risk and uncertainty. Further, since the shares are only offered for resale and not pursuant to an underwritten offering, there is still no such assurance of a disposition of shares.

As noted above, the investment by the Resale Shareholders was made in March and no additional investment was made as the shares issued in October were issued for par value and only issued as part of a reorganization that was effectively a forward split. The Resale Shareholders have held their proportional interest in the Company for over 9 months and will likely to be closer to 1 year by the time of the actual IPO. We note that a holder of securities issued in a private placement may resell the securities on a public trading market, after a six-month holding period, pursuant to Rule 144 and a seller who complies with Rule 144 is deemed not to be an “underwriter” under the Securities Act of 1933. As the Resale Shareholders have held their shares for over 9 months (as no investment decision or additional purchase of shares were made after that as the reorganization in October was effectively a forward split), we believe that the Resale Shareholders are currently eligible to sell their shares pursuant to Rule 144. By including them in the resale offering, the Company is able to meet the public float requirements and provide a more efficient manner of transfer to the Resale Shareholders, subject to lock-up and leak out terms.

In sum, the investment decision was made in March 2024 as the shares issued in October 2024 were pursuant to a forward split as detailed more in our response to question 2. The agreement to include the resale shares in a resale offering was uncertain in its terms and assurance, but the inclusion of these shares allows to the Company meet Nasdaq’s public float requirement.

2.	We note that the “reorganization was undertaken solely for the purpose of ensuring the appropriate number of shares outstanding in light of the expected valuation of the public offering.” Please explain how the reorganization impacted or was impacted by the valuation of the company.

The post-IPO valuation was $87.8 million (as was determined in August 2024), which valuation was the basis of how the Company calculated the number of shares required in the reorganization. The purpose of the reorganization was to align shareholdings of the Company immediately before and after the IPO to reflect the $87.8 million valuation. Please see below for the detailed analysis:

Assumptions:

(i)	Offering size of US$10,000,000 for approximately 11.4% of the increased issued share capital of the Company
(ii)	Offering price of US$4 per share for a total of 2,500,000 shares offered under the offering (comprising 1,750,000 new shares and 750,000 sale shares from JME)
(iii)	Market capitalization post-IPO would be US$87,800,000 (based on 21,950,00 total issued shares)

Below are tables showing how the proportional interests in the Company remained the same before and after the reorganization:

Original shareholding in the Company prior to the reorganization

JME International: 810,000 shares = 81.0%

Harmony Prime: 49,000 shares = 4.90%

Expert Core: 49,000 shares = 4.90%

Goldstone: 46,000 shares = 4.60%

Long Vehicle: 46,000 shares = 4.60%

TOTAL: 1,000,000 shares = 100%

Shareholding subsequent to reorganization (forward split):-

JME International: 16,362,000 shares = 81.0%

Harmony Prime: 989,800 shares = 4.90%

Expert Core: 989,800 shares = 4.90%

Goldstone: 929,200 shares = 4.60%

Long Vehicle: 929,200 shares = 4.60%

TOTAL: 20,200,000 shares = 100%

Assuming the Company sells at $4 per share (the minimum in the range), the valuation at the time of the IPO will be $87,800,000 (21,950,000 shares times $4) with the following post-IPO shareholdings (assuming no shares are sold in the resale):

Shareholding subsequent to the IPO(taking into account 750,000 sale shares by JME)

JME International: 15,612,000 shares = 71.125%

Harmony Prime: 989,800 shares = 4.509%

Expert Core: 989,800 shares = 4.509%

Goldstone: 929,200 shares = 4.233%

Long Vehicle: 929,200 shares = 4.233%

Public: 2,500,000 shares = 11.39%

TOTAL: 21,950,000 shares

3.	Further describe the circumstances surrounding the Resale Shareholders’ purchase of shares from JEM in March 2024, including which parties initiated contact and with whom, how the parties knew of or found each other and the potential investment opportunity, and how the Resale Shareholders came to purchase the shares at the same time.

As indicated in our response to question 1 above, Mr. Cheung believed it would be most appropriate and least financially disruptive to our business to fund the IPO from the sale of shares by him (through JME) with the subsequent loan by him of the proceeds to the Company. Accordingly, Mr. Cheung reached out to business contacts to see if they were interested in investing in the Company. As previously replied to the SEC, the beneficial owners of Harmony Prime and Expert Core have contacts with potential customers and suppliers and Mr. Cheung believed that the terms made in the sale of shares to them were reasonable and appropriate. For Goldstone and Long Vehicle, it was deemed more appropriate that their shares be subject to a lock up arrangement. Mr. Cheung has known the beneficial owners of the Resale Shareholders for some time, from when he was the director and CEO of Season Pacific Holdings Limited, a company which he headed and listed on the Stock Exchange of Hong Kong nearly a decade ago. The four Resale Shareholders collectively paid a total of approximately US$1,000,000 for their shares. This is the amount Mr. Cheung believed would be required to fund the IPO cost and expenses and as such, Mr. Cheung pooled the 4 investors together to aggregate the amount needed for the IPO expenses. We note that the Resale Shareholders made a sizeable investment for the shares not knowing if there would be a successful IPO so they were taking the risk of the investment. As for the timing of the sales, as also noted in our response to question 1 above, the discussions with the Resale Shareholders had been ongoing and the sale of shares was finalized at approximately the same time once the paperwork regarding the formation of the Company was in place.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

/s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc:	David L. Ficksman
R. Joilene Wood